                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               File No. 005-56295

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                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                Amendment No. 65

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                          The Goldman Sachs Group, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   38141G 10 4
                                 (CUSIP Number)

                               Kenneth L. Josselyn
                               Beverly L. O'Toole
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                            New York, New York 10004
                            Telephone: (212) 902-1000
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                  June 28, 2006
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

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CUSIP NO. 38141G 10 4                       13D
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1.   NAMES OF REPORTING PERSONS: Each of the persons identified on Appendix A.

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

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     As to a group consisting solely of Covered Persons(1)           (a)     [x]
     As to a group consisting of persons other than Covered Persons  (b)     [x]

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS: OO and PF (Applies to each person listed on Appendix A.)

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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e) (Applies to each person listed on Appendix A.)       [ ]

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6. CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.

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               7.   SOLE VOTING POWER: 0

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               8.   SHARED VOTING POWER (See Item 6) (Applies to each person
                    listed on Appendix A.)
                    23,246,126 Voting Shares(2) held by Covered Persons
                    8,245 Shared Ownership Shares held by Covered Persons(3)
  NUMBER OF         15,955,451 Sixty Day Shares held by Covered Persons(4)
   SHARES           2,986,490 Other Shares held by Covered Persons(5)
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER (See Item 6)
  REPORTING         As to Voting Shares, less than 1%
   PERSON           As to Shared Ownership Shares, Sixty Day Shares and Other
    WITH            Shares, 0

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               10.  SHARED DISPOSITIVE POWER (See Item 6):
                    As to Voting Shares, 0
                    As to Shared Ownership Shares, less than 0.01%
                    As to Sixty Day Shares and Other Shares, less than 1%.

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     42,196,312

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    9.42%

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14. TYPE OF REPORTING PERSON: IN as to Covered Persons; CO as to Reporting Entities(1) that are corporations; OO as to Reporting Entities that are trusts

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(1)  For a definition of this term, please see Item 2.

(2)  For a definition of this term, please see Item 6.

(3) "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.

(4) "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.

(5) "Other Shares" include: (i) 460,908 shares of Common Stock held by 25 private charitable foundations established by 25 Covered Persons; (ii) 2,525,291 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; and (iii) 291 shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

                                     ITEM 6
                               CITIZENSHIP (UNITED
           ITEM 1                 STATES UNLESS
 NAMES OF REPORTING PERSONS   OTHERWISE INDICATED)
---------------------------   --------------------
Peter C. Aberg
Raanan A. Agus
Syed H. Ahmad                       Pakistan
Yusuf A. Aliredha                    Bahrain
Philippe J. Altuzarra                France
John A. Ashdown                        UK
Akio Asuke                            Japan
Armen A. Avanessians
Dean C. Backer
Steven M. Barry
Christopher M. Barter
Stacy Bash-Polley
Jonathan A. Beinner
Driss Ben-Brahim                     Morocco
Milton R. Berlinski              The Netherlands
Frances R. Bermanzohn
Paul D. Bernard
Stuart N. Bernstein
Lloyd C. Blankfein
Dorothee Blessing                    Germany
Charles W.A. Bott                      UK
Craig W. Broderick
Richard J. Bronks                      UK
Richard M. Campbell-Breeden            UK
Gerald J. Cardinale
Mark M. Carhart
Anthony H. Carpet
Michael J. Carr
Chris Casciato
Amy L. Chasen
Andrew A. Chisholm                   Canada
Robert J. Christie
Jane P. Chwick
Kent A. Clark                        Canada
Abby Joseph Cohen
Alan M. Cohen
Gary D. Cohn
Christopher A. Cole
Laura C. Conigliaro
Thomas G. Connolly                 Ireland/USA
Frank T. Connor
Linnea K. Conrad
Karen R. Cook                          UK
Edith W. Cooper
Thomas W. Cornacchia
Henry Cornell
E. Gerald Corrigan
Frank L. Coulson, Jr.
Randolph L. Cowen
Brahm S. Cramer                      Canada
Matthew H. Cyzer                       UK
Michael D. Daffey                   Australia
John S. Daly                         Ireland
Stephen D. Daniel                    Canada
Diego De Giorgi                       Italy
Michael G. De Lathauwer              Belgium
Francois-Xavier de Mallmann    France/Switzerland
Daniel L. Dees
Mark Dehnert
James Del Favero                    Australia
Juan A. Del Rivero                    Spain
Martin R. Devenish                     UK
Salvatore Di Stasi                    Italy
Armando A. Diaz
Alexander C. Dibelius                Germany
Simon P. Dingemans                     UK
Joseph P. DiSabato
Suzanne O. Donohoe
Jay S. Dweck
Michael L. Dweck
Gordon E. Dyal
Isabelle Ealet                       France
Glenn P. Earle                         UK
Kenneth M. Eberts III
Edward K. Eisler                     Austria
Kathleen G. Elsesser
Michael P. Esposito
J. Michael Evans                     Canada
Fenglei Fang                          China
Elizabeth C. Fascitelli
Steven M. Feldman
Stephen C. Fitzgerald               Australia
Pierre-Henri Flamand                 France
Edward C. Forst
Christopher G. French                  UK
Richard A. Friedman
Robert K. Frumkes
Enrico S. Gaglioti
James R. Garvey                      Ireland
Robert R. Gheewalla
Gary T. Giglio
H. John Gilbertson, Jr.
Justin G. Gmelich
Richard J. Gnodde                   Ireland/
                                  South Africa
Jeffrey B. Goldenberg

                                     ITEM 6
                               CITIZENSHIP (UNITED
           ITEM 1                 STATES UNLESS
 NAMES OF REPORTING PERSONS   OTHERWISE INDICATED)
---------------------------   --------------------
James S. Golob
Gregg A. Gonsalves
Andrew M. Gordon
William M. Grathwohl
Stefan Green                        Australia
David J. Greenwald
Douglas C. Grip
Peter Gross
Vishal Gupta                          India
Celeste A. Guth
Jana Hale Doty
Rumiko Hasegawa                       Japan
A. John Hass
Keith L. Hayes                         UK
David B. Heller
Robert D. Henderson
Bruce A. Heyman
Stephen P. Hickey
Melina E. Higgins
Kenneth W. Hitchner
Maykin Ho
Margaret J. Holen
Peter Hollmann                       Germany
Philip Holzer                        Germany
Robert Howard
Zu Liu Frederick Hu                   China
Edith A. Hunt
Phillip S. Hylander                    UK
Timothy J. Ingrassia
Raymond J. Iwanowski
William L. Jacob III
Adrian M. Jones                      Ireland
Robert C. Jones
Scott B. Kapnick
Toshinobu Kasai                       Japan
James C. Katzman
Richard L. Kauffman
Carsten Kengeter                     Germany
Kevin W. Kennedy
Thomas J. Kenny
Robert C. King, Jr.
Timothy M. Kingston
Shigeki Kiritani                      Japan
Peter S. Kraus
Joseph A. LaNasa III
Eric S. Lane
Anthony D. Lauto
John J. Lauto
George C. Lee
Gregg R. Lemkau
Hughes B. Lepic                      France
Johan Leven                          Sweden
Jack Levy
Matthew G. L'Heureux
Gwen R. Libstag
Mitchell J. Lieberman
Ryan D. Limaye
Josephine Linden                       UK
Anthony W. Ling                        UK
Robert Litterman
Victor M. Lopez-Balboa
Antigone Loudiadis                     UK
Peter B. MacDonald                     UK
Mark G. Machin                         UK
John A. Mahoney
Charles G. R. Manby                    UK
Robert J. Markwick                     UK
Alison J. Mass
David J. Mastrocola
Kathy M. Matsui
George N. Mattson
Jason E. Maynard
Theresa E. McCabe
Ian R. McCormick                       UK
Mark E. McGoldrick
Stephen J. McGuinness
John W. McMahon
Audrey A. McNiff
Robert A. McTamaney
Sanjeev K. Mehra                      India
Therese L. Miller
Masanori Mochida                      Japan
Philip J. Moffitt                   Australia
Thomas K. Montag
William C. Montgomery
J. Ronald Morgan III
Simon P. Morris                        UK
Jeffrey M. Moslow
Sharmin Mossavar-Rahmani               UK
Donald R. Mullen
Marc O. Nachmann                     Germany
Jeffrey P. Nedelman
Duncan L. Niederauer
Suzanne M. Nora Johnson
Anthony J. Noto
L. Peter O'Hagan                     Canada
Terence J. O'Neill                     UK
Timothy J. O'Neill

                                     ITEM 6
                               CITIZENSHIP (UNITED
           ITEM 1                 STATES UNLESS
 NAMES OF REPORTING PERSONS   OTHERWISE INDICATED)
---------------------------   --------------------
Richard T. Ong                      Malaysia
Taneki Ono                            Japan
Nigel M. O'Sullivan                    UK
Fumiko Ozawa                          Japan
Robert J. Pace
Gregory K. Palm
James R. Paradise                      UK
Geoffrey M. Parker
Sanjay H. Patel                       India
Arthur J. Peponis
David B. Philip
Stephen R. Pierce
Andrea Ponti                        Italy/USA
Ellen R. Porges
Richard H. Powers
Kevin A. Quinn
Jean Raby                            Canada
John J. Rafter                       Ireland
Charlotte P. Ransom                    UK
Joseph Ravitch
Jeffrey A. Resnick
William M. Roberts
John F. W. Rogers
Eileen P. Rominger
Ivan Ross
Stuart M. Rothenberg
Paul M. Russo
Richard M. Ruzika
David C. Ryan
Michael D. Ryan
Katsunori Sago                        Japan
Pablo J. Salame                      Ecuador
J. Michael Sanders
Muneer A. Satter
Marcus Schenck                       Germany
Gary B. Schermerhorn
Stephen M. Scherr
Howard B. Schiller
Jeffrey W. Schroeder
Eric S. Schwartz
Harvey M. Schwartz
Steven M. Scopellite
Karen D. Seitz
Lisa M. Shalett
Richard S. Sharp                       UK
David G. Shell
Richard G. Sherlund
Michael S. Sherwood                    UK
Ravi M. Singh
Ravi Sinha                          India/USA
Edward M. Siskind
Jeffrey S. Sloan
Sarah E. Smith                         UK
Jonathan S. Sobel
David M. Solomon
Daniel L. Sparks
Marc A. Spilker
Esta E. Stecher
Steven H. Strongin
Hsueh J. Sung                        Taiwan
Gene T. Sykes
Shahriar Tadjbakhsh
Greg W. Tebbe
Roland W. Tegeder                    Germany
David H. Tenney
Mark J. Tracey                         UK
Stephen S. Trevor
Byron D. Trott
Michael A. Troy
Donald J. Truesdale
Irene Y. Tse                        Hong Kong
Eiji Ueda                             Japan
Kaysie P. Uniacke
Ashok Varadhan
Corrado P. Varoli                    Canada
John J. Vaske
David A. Viniar
David H. Voon
John E. Waldron
George H. Walker IV
David M. Weil
Theodor Weimer                       Germany
John S. Weinberg
Gregg S. Weinstein
George W. Wellde, Jr.
Matthew Westerman                      UK
William Wicker
Elisha Wiesel
C. Howard Wietschner
Susan A. Willetts
Todd A. Williams
John S. Willian
Kendrick R. Wilson III
Jon Winkelried
Tracy R. Wolstencroft
Jon A. Woodruff
W. Thomas York, Jr.
Wassim G. Younan                     Lebanon

                                     ITEM 6
                               CITIZENSHIP (UNITED
           ITEM 1                 STATES UNLESS
 NAMES OF REPORTING PERSONS   OTHERWISE INDICATED)
---------------------------   --------------------
Paul M. Young
William J. Young
Paolo Zannoni                         Italy
Yoel Zaoui                           France
Kevin Zhang                           China

REPORTING ENTITIES

             ITEM 1                                         ITEM 6              NAME OF ESTABLISHING
         NAME OF ENTITY            TYPE OF ENTITY   PLACE OF ORGANIZATION          COVERED PERSON
--------------------------------   --------------   ---------------------   ---------------------------
Anahue Limited                       Corporation            Jersey               Andrew A. Chisholm
Bott 2004 Settlement                    Trust                 UK                  Charles W.A. Bott
Campbell-Breeden 2004 Settlement        Trust                 UK            Richard M. Campbell-Breeden
Devenish 2004 Settlement                Trust                 UK                 Martin R. Devenish
Dingemans 2004 Settlement               Trust                 UK                 Simon P. Dingemans
Drayton 2004 Settlement                 Trust                 UK                    Karen R. Cook
French 2004 Settlement                  Trust                 UK               Christopher G. French
HJS2 Limited                         Corporation        Cayman Islands             Hsueh J. Sung
Ling 2004 Settlement                    Trust                 UK                  Anthony W. Ling
Manby 2004 Settlement                   Trust                 UK                 Charles G.R. Manby
Markwick 2004 Settlement                Trust                 UK                 Robert J. Markwick
O'Neill 2004 Trust                      Trust                 UK                 Terence J. O'Neill
Ransom 2004 Settlement                  Trust                 UK                Charlotte P. Ransom
RJG Holding Company                  Corporation        Cayman Islands           Richard J. Gnodde
Sharp 2004 Settlement                   Trust                 UK                  Richard S. Sharp
Sherwood 2004 Settlement                Trust                 UK                Michael S. Sherwood
Tracey 2004 Settlement                  Trust                 UK                   Mark J. Tracey
Westerman 2004 Settlement               Trust                 UK                 Matthew Westerman
Zurrah Limited                       Corporation            Jersey                   Yoel Zaoui

          This Amendment No. 65 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 65 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1. SECURITY AND ISSUER

          This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

ITEM 2. IDENTITY AND BACKGROUND

          (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to a Shareholders' Agreement, dated as of May 7, 1999 and amended and restated as of June 22, 2004 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

          Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a Participating Managing Director (as defined in
Item 6 below) employed by GS Inc. or one of its affiliates. GS Inc. is a global investment banking and securities firm. The business address of each Covered Person for purposes of this Schedule is 85 Broad Street, New York, New York 10004.

          Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

          (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations;
(ii) the former owners (the "Acquisition Covered Persons") of Hull and Associates, L.L.C. ("Hull") acquired certain shares of Common Stock in exchange for their interests in Hull; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

          Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4. PURPOSE OF TRANSACTIONS

          The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

          Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

          Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix A are shares as to which there is a right to acquire exercisable within 60 days.

          (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

          (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the past 60 days.

          (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. The Shareholders' Agreement was amended and restated effective as of the close of business on June 22, 2004. References to the "board of directors" are to the board of directors of The Goldman Sachs Group, Inc.

          The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee (the "Participating Managing Directors").

          The "Voting Shares" include all of the shares of Common Stock of which a Covered Person is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan) and the shares of Common Stock held by the trust underlying a Goldman Sachs Compensation Plan (as defined in the Shareholders' Agreement) and allocated to a Covered Person. The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

          Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below) (the "General Transfer Restrictions"). In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Any shares beneficially owned by a Covered Person through a Reporting Entity may be deemed to count toward the satisfaction of the Transfer Restrictions.

          For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director.

WAIVERS

          The Shareholders' Committee, described below under "Information Regarding the Shareholders' Committee," has the power to waive the Transfer Restrictions to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; transfer Common Stock held in employee benefit plans; and transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally.

          In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

          In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

          Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

          The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

          The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

          Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

          The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Lloyd C. Blankfein, Gary D. Cohn and Jon Winkelried are the members of the Shareholders' Committee. Henry M. Paulson, Jr., ceased to be a member of the Shareholders' Committee immediately upon his resignation from GS Inc., which was effective upon his confirmation by the United States Senate as Secretary of the Treasury on June 28, 2006. Messrs. Cohn and Winkelried became members of the Shareholders' Committee upon their election as directors of GS Inc., which occurred immediately upon the effectiveness of Mr. Paulson's resignation on June 28, 2006. Suzanne M. Nora Johnson resigned as a member of the Shareholders' Committee as of June 28, 2006.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

          Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

PLEDGE AGREEMENTS

          Certain Covered Persons have pledged in the aggregate 2,165,895 shares of Common Stock to banks as collateral for loans. A portion of these pledged shares may be sold from time to time with the consent of the third-party lending institution.

REGISTRATION RIGHTS INSTRUMENT FOR CHARITABLE DONATIONS

          In connection with the donations of shares of Common Stock by certain Covered Persons to certain charitable organizations on December 13, 1999, December 22, 2000, December 26, 2001, January 9, 2002, December 23, 2002, January 8, 2003, December 22, 2003 and January 8, 2004, GS Inc. entered into a Registration Rights Instrument and five substantially similar Supplemental Registration Rights Instruments (the "Charitable

Supplements"). The following is a description of the Registration Rights Instrument, as supplemented by the Charitable Supplements. The Registration Rights Instrument and the Charitable Supplements are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

          Pursuant to the Registration Rights Instrument and the Charitable Supplements, GS Inc. has agreed to register the donated shares of Common Stock for resale by charitable foundations and public charities. GS Inc. has agreed in the Registration Rights Instrument and the Charitable Supplements to pay all of the fees and expenses relating to the offering by the charitable organizations, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the charitable organizations in connection with their resales. GS Inc. also has agreed to indemnify the charitable organizations against certain liabilities, including those arising under the Securities Act.

          GS Inc. may amend the Registration Rights Instrument and the Charitable Supplements in any manner that it deems appropriate, without the consent of any charitable organization. However, GS Inc. may not make any amendment that would cause the shares of Common Stock to fail to be "qualified appreciated stock" within the meaning of Section 170 of the Internal Revenue Code. In addition, GS Inc. may not make any amendment that would materially and adversely affect the rights of any charitable organization without the consent of a majority of the materially and adversely affected charitable organizations.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

          In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument (the "EMD Supplement"), which supplements the Registration Rights Instrument referred to above. The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

          Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

          Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

MATERIAL TO BE FILED AS EXHIBITS

Exhibit                                 Description
-------                                 -----------
   A.     Registration Rights Instrument, dated as of December 10, 1999
          (incorporated by reference to Exhibit G to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B.     Supplemental Registration Rights Instrument, dated as of December 10,
          1999 (incorporated by reference to Exhibit H to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
          (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   E.     Supplemental Registration Rights Instrument, dated as of June 19, 2000
          (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   F.     Power of Attorney (incorporated by reference to Exhibit X to Amendment
          No. 14 to the Initial Schedule 13D, filed March 29, 2001 (File No.
          005-56295)).

   G.     Supplemental Registration Rights Instrument, dated as of December 21,
          2000 (incorporated by reference to Exhibit AA to Amendment No. 12 to the Initial Schedule 13D, filed January 23, 2001 (File No.
          005-56295)).

   H.     Supplemental Registration Rights Instrument, dated as of December 21,
          2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The Goldman Sachs
          Group, Inc.).

   I.     Supplemental Registration Rights Instrument, dated as of December 20,
          2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs
          Group, Inc.).

   J.     Form of Written Consent Relating to Sale and Purchase of Common Stock
          (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   K.     Supplemental Registration Rights Instrument, dated as of December 19,
          2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs
          Group, Inc.).

   L. Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial Schedule 13D, filed June
          22, 2004 (File No. 005-56295)).

                                                                         ANNEX A

    INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                               REPORTING ENTITIES.

                                                                       CONVICTIONS OR         BENEFICIAL
                                                                        VIOLATIONS OF      OWNERSHIP OF THE
                                                                      FEDERAL OR STATE   COMMON STOCK OF THE
                                                                       LAWS WITHIN THE      GOLDMAN SACHS
   NAME      CITIZENSHIP     BUSINESS ADDRESS    PRESENT EMPLOYMENT    LAST FIVE YEARS       GROUP, INC.
----------   -----------   -------------------   ------------------   ----------------   -------------------
Steven M.        USA       85 Broad Street       Managing Director,         None         Less than 1% of the
Bunson                     New York, NY          The Goldman Sachs                       outstanding shares
                           10004                 Group, Inc.                             of Common Stock.

Michael H.        UK       26 New Street,        Partner,                   None         None
Richardson                 St. Helier, Jersey,   Bedell Cristin
                           JE4 3RA

Anthony J.        UK       26 New Street,        Partner,                   None         None
Dessain                    St. Helier, Jersey,   Bedell Cristin
                           JE4 3RA

                                                                         ANNEX B

ITEMS 2(D)

     AND 2(E). INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

None.

                                                                         ANNEX C

ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.

     None.

                                                                         ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE
           EXERCISABLE WITHIN 60 DAYS.

An aggregate of 15,955,451 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options, all of which have vested and are exercisable.

The share amount given above includes the gross number of shares of Common Stock underlying these options, and is included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because the options represent a right to acquire beneficial ownership within 60 days of the date hereof. Upon delivery of the shares upon the exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                         ANNEX E

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

COVERED PERSON            TRADE DATE    NUMBER OF SHARES   PRICE PER SHARE (IN $)
---------------------   -------------   ----------------   ----------------------
E. Gerald Corrigan      June 14, 2006        10,000                139.20
C. Howard Wietschner    June 14, 2006           200                139.74
E. Gerald Corrigan      June 16, 2006         5,000                142.96
John S. Willian         June 20, 2006           671                145.50
C. Howard Wietschner    June 21, 2006           300                148.79
Linnea K. Conrad        June 23, 2006           500                148.07
John W. McMahon         June 23, 2006         1,000                148.24
Jeffrey B. Goldenberg   June 26, 2006         5,000                148.63
Jeffrey M. Moslow       June 26, 2006         2,000                149.79
Harvey M. Schwartz      June 28, 2006         1,000                146.31

The following purchases of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

COVERED PERSON            TRADE DATE    NUMBER OF SHARES   PRICE PER SHARE (IN $)
---------------------   -------------   ----------------   ----------------------
Todd A. Williams        June 14, 2006         5,000                139.75

The following sales of Other Shares were made by family members of the following Covered Persons or by estate planning entities (which are not Reporting Entities) established by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

COVERED PERSON            TRADE DATE    NUMBER OF SHARES   PRICE PER SHARE (IN $)
---------------------   -------------   ----------------   ----------------------
Gene T. Sykes           June 14, 2006         5,000                141.68
Gene T. Sykes           June 15, 2006         5,000                144.21
Gene T. Sykes           June 26, 2006         5,000                149.04

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares sold through an affiliate of Mellon Investor Services LLC for cash on the New York Stock
Exchange:

                                                           STRIKE    SALES     NUMBER      NUMBER
                                            NUMBER OF       PRICE    PRICE   OF SHARES   OF SHARES
COVERED PERSON       DATE OF EXERCISE        OPTIONS       (IN $)   (IN $)      SOLD      RETAINED
------------------   ----------------   ----------------   ------   ------   ---------   ---------
Edward K. Eisler       June 15, 2006          2,210         91.61   142.35      2,210          0
Edward K. Eisler       June 15, 2006         22,837         78.87   142.23     22,837          0
Driss Ben Brahim       June 16, 2006          4,218        82.875   142.88      4,218          0
Driss Ben Brahim       June 16, 2006         15,204         91.61   142.82     15,204          0
Driss Ben Brahim       June 16, 2006         27,200         78.87   142.94     20,020      7,180
Driss Ben Brahim       June 16, 2006         43,493         78.87   142.80     43,493          0
Driss Ben Brahim       June 16, 2006          4,202         78.87   142.67      4,202          0
Jeffrey A. Resnick     June 19, 2006          2,500         91.61   145.55      2,500          0

                                                           STRIKE    SALES     NUMBER      NUMBER
                                            NUMBER OF       PRICE    PRICE   OF SHARES   OF SHARES
COVERED PERSON       DATE OF EXERCISE        OPTIONS       (IN $)   (IN $)      SOLD      RETAINED
------------------   ----------------   ----------------   ------   ------   ---------   ---------
Edward K. Eisler       June 20, 2006         10,000         78.87   144.99     10,000          0
Edward K. Eisler       June 20, 2006         15,000         78.87   145.44     15,000          0
Glenn P. Earle         June 20, 2006         37,233        82.875   144.86     37,233          0
Raanan A. Agus         June 21, 2006         11,734         78.87   147.42     11,734          0
Raanan A. Agus         June 21, 2006          4,250         78.87   147.52      3,222      1,028
Edward K. Eisler       June 21, 2006         20,000         91.61   148.66     20,000          0
Edward K. Eisler       June 21, 2006         13,877         91.61   150.00     13,877          0
Edward K. Eisler       June 21, 2006         20,000         91.61   146.52     20,000          0
Glenn P. Earle         June 21, 2006          7,400         78.87   149.50      4,747      2,653
Raanan A. Agus         June 23, 2006          6,848        82.875   147.67      5,283      1,565
Raanan A. Agus         June 23, 2006         17,500        82.875   147.47     17,500          0
Akio Asuke             June 23, 2006          1,209         78.87   148.19      1,209          0
Ivan Ross              June 26, 2006            700        82.875   149.11        700          0
Ivan Ross              June 26, 2006            180        82.875   149.14        136         44
Raanan A. Agus         June 26, 2006          8,499         91.61   149.10      6,793      1,706
Raanan A. Agus         June 26, 2006         23,000         91.61   149.11     23,000          0
Edward K. Eisler       June 26, 2006         20,000         91.61   149.28     20,000          0
Peter Hollmann         June 28, 2006          3,500            53   148.00      3,500          0

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Persons:

COVERED PERSON         TRANSFER DATE   NUMBER OF SHARES
--------------------   -------------   ----------------
David J. Greenwald     June 15, 2006           120
Harvey M. Schwartz     June 18, 2006         1,048
Audrey A. McNiff       June 21, 2006           170
Armen A. Avanessians   June 28, 2006         7,000

                                                                         ANNEX F

ITEM 6. DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.

The following Covered Persons or Reporting Entities have written American-style standardized call options or purchased American-Style standardized put options on Voting Shares with the following terms:

                                                    STRIKE
                      CALL WRITTEN OR   NUMBER OF    PRICE
   COVERED PERSON      PUT PURCHASED      SHARES    (IN $)   TRANSACTION DATE    MATURITY DATE
-------------------   ---------------   ---------   ------   ----------------   ----------------
John S. Daly            Call Written       1,500      135    January 18, 2006      July 22, 2006
John S. Daly            Call Written       1,500      140    January 18, 2006      July 22, 2006
John S. Daly            Call Written       1,500      145    January 18, 2006      July 22, 2006
Milton R. Berlinski     Call Written      17,400      145    January 19, 2006      July 22, 2006
Christopher A. Cole     Call Written      15,000      150    January 19, 2006      July 22, 2006
Michael D. Ryan         Call Written      10,000      140    January 20, 2006      July 22, 2006
Christopher A. Cole     Call Written      15,000      170        May 10, 2006   October 21, 2006
Christopher A. Cole     Call Written      15,000      150        May 15, 2006   January 20, 2007
Christopher A. Cole     Call Written      20,000      180        May 15, 2006   January 20, 2007
Peter S. Kraus          Call Written      29,000      180        May 15, 2006   January 20, 2007
Timothy J. O'Neill      Call Written      25,000      150        May 15, 2006   January 20, 2007
Michael D. Ryan         Call Written      25,000      135        May 15, 2006   January 20, 2007
Stuart N. Bernstein     Call Written         700      140       June 14, 2006      July 22, 2006
Stuart N. Bernstein     Call Written         800      145       June 14, 2006      July 22, 2006
Stuart N. Bernstein     Call Written       2,000      150       June 14, 2006      July 22, 2006

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2006


                                        By: /s/ Beverly L. O'Toole
                                            ------------------------------------
                                        Name: Beverly L. O'Toole
                                        Title: Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit                                 Description
-------                                 -----------
     A.   Registration Rights Instrument, dated as of December 10, 1999
          (incorporated by reference to Exhibit G to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

     B.   Supplemental Registration Rights Instrument, dated as of December 10,
          1999 (incorporated by reference to Exhibit H to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

     C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
          (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

     D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

     E.   Supplemental Registration Rights Instrument, dated as of June 19, 2000
          (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

     F.   Power of Attorney (incorporated by reference to Exhibit X to Amendment
          No. 14 to the Initial Schedule 13D, filed March 29, 2001 (File No.
          005-56295)).

     G.   Supplemental Registration Rights Instrument, dated as of December 21,
          2000 (incorporated by reference to Exhibit AA to Amendment No. 12 to the Initial Schedule 13D, filed January 23, 2001 (File No.
          005-56295)).

     H.   Supplemental Registration Rights Instrument, dated as of December 21,
          2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The Goldman Sachs
          Group, Inc.).

     I.   Supplemental Registration Rights Instrument, dated as of December 20,
          2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs
          Group, Inc.).

     J.   Form of Written Consent Relating to Sale and Purchase of Common Stock
          (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

     K.   Supplemental Registration Rights Instrument, dated as of December 19,
          2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs
          Group, Inc.).

     L. Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial Schedule 13D, filed June
          22, 2004 (File No. 005-56295)).